UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KISMET ACQUISITION TWO CORP.

(Name of Issuer)

Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G52807 107**

(CUSIP Number)

Dimitri Elkin

2685 Nottingham Avenue,

Los Angeles, CA 90027

(323) 667-3211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Issuer’s Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”). CUSIP number G52807 107 has been assigned to the Issuer’s Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), which are quoted on NASDAQ Stock Market under the symbol “KAII.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: G52807 107

1	NAMES OF REPORTING PERSONS
QUADRO SPONSOR LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	See Item 5 below. This figure includes 6,250,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This figure excludes 4,400,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No.: G52807 107

1	NAMES OF REPORTING PERSONS
QUADRO IH DMCC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dubai Multi Commodities Center/United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (company registered in DMCC in UAE)

(1)	See Item 5 below. This figure includes 6,250,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This figure excludes 4,400,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No.: G52807 107

1	NAMES OF REPORTING PERSONS
TWELVE SEAS MANAGEMENT COMPANY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)	See Item 5 below. This figure includes 6,250,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This figure excludes 4,400,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No.: G52807 107

1	NAMES OF REPORTING PERSONS
Giedrius Pukas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5 below. This figure includes 6,250,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This figure excludes 4,400,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

CUSIP No.: G52807 107

1	NAMES OF REPORTING PERSONS
Dimitri Elkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,250,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,250,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.37% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 5 below. This figure includes 6,250,000 Class B Ordinary Shares, which will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This figure excludes 4,400,000 Class A Ordinary Shares underlying Private Placement Warrants (as defined below) that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”) of Kismet Acquisition Two Corp. (the “Issuer”), whose principal executive offices are located at 228 Park Avenue S., Suite 89898, New York, NY 10003.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of:

Quadro Sponsor LLC (the “Sponsor”);

Quadro IH DMCC, a managing member of the Sponsor (“Quadro IH”);

Twelve Seas Management Company LLC, a managing member of the Sponsor (“Twelve Seas”);

Giedrius Pukas, the director of Quadro IH; and

Dimitri Elkin, the managing member of Twelve Seas; (collectively, the “Reporting Persons”).

The Sponsor directly holds the securities of the Issuer that are reported herein. Quadro IH and Twelve Seas are the two managing members of the Sponsor and may therefore be deemed to be the beneficial owners of the securities held by the Sponsor and to have shared voting and dispositive control over such securities. Messrs. Elkin and Pukas each has control over the voting and investment decisions made by Twelve Seas and Quadro IH, respectively, and as such may be deemed to have beneficial ownership over the securities reported herein. The Reporting Persons are filing this statement jointly, in accordance with Rule 13d-1(k) under the Act.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Sponsor is 228 Park Avenue S., Suite 89898, New York, NY 10003. The business address of Quadro IH is DMCC Business Centre, 3029, Dubai, UAE. The business address of Twelve Seas is 228 Park Avenue S., Suite 89898, New York, NY 10003. The business address of Mr. Elkin is 2685 Nottingham Avenue, Los Angeles, CA 90027. The business address of Mr. Pukas is DMCC Business Centre, 3029, Dubai, UAE.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of Quadro IH is to management of Mr. Pukas’s personal investments, including private equity and special situation balance sheet investments. The principal business of Twelve Seas is investment management. Mr. Pukas’ primary occupation is the director of Quadro IH. Mr. Elkin’s primary occupation is the CEO of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Quadro IH is a company registered in the DMCC in the UAE. Twelve Seas is a limited liability company formed under the laws of Delaware. Mr. Pukas is a citizen of Lithuania. Mr. Elkin is a citizen of the USA.

Item 3. Source and Amount of Funds or Other Consideration

The responses to Item 4 and Item 6 of this Schedule 13D are incorporated by reference herein.

On June 15, 2022, Kismet Sponsor Limited, the former sponsor of the Issuer (the “Former Sponsor”), transferred its 6,250,000 Class B Ordinary Shares (as defined below) and 4,400,000 Private Placement Warrants (as defined below) to the Sponsor for no consideration.

Item 4. Purpose of Transaction

Shortly after the incorporation of the Issuer, on September 21, 2020, the Former Sponsor subscribed for 4,812,500 Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), for a total consideration of $25,000. On January 25, 2021, the Issuer effected a dividend, resulting in the Former Sponsor holding an aggregate of 6,250,000 Class B Ordinary Shares.  Simultaneously with the closing of the Issuer’s initial public offering (the “IPO”), the Former Sponsor purchased 4,400,000 private placement warrants of the Issuer, each exercisable to purchase one Class A Ordinary Share, subject to adjustment, at a price of $1.50 per warrant (“Private Placement Warrants”) for a total consideration of $6,600,000.

On June 15, 2022, the Former Sponsor transferred to the Sponsor, 6,250,000 Class B ordinary shares of the Company and 4,400,000 warrants to purchase Class A ordinary shares of the Company held by the Former Sponsor.

On June 30, 2022, the Former Sponsor transferred all the membership interests of the Sponsor to Quadro IH (the “Sponsor Transaction”). In connection with the Sponsor Transaction, Twelve Seas and Quadro IH were appointed as the managing members of the New Sponsor.

Effective on June 30, 2022, Ivan Tavrin resigned from all officer and director positions of the Issuer, and Dimitri Elkin was appointed as the Chief Executive Officer of the Issuer and Clifford Tompsett, a member of the Issuer’s board of directors (the “Board”) was appointed as the Chairman of the Board by the Board.

The Class B Ordinary Shares and Private Placement Warrants owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of securities of the Issuer from time to time and, subject to certain restrictions, may dispose of any or all of the securities of the Issuer held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, the Class B Ordinary Shares and the Private Placement Warrants are subject to certain lock-up restrictions as further described in Item 6 below.

Following the completion of the Issuer’s initial business combination and upon the expiration of any applicable lock up period and subject to applicable rules and regulations, the Private Placement Warrants and the Class A Ordinary Shares underlying the Class B Ordinary Shares held by the Sponsor will be distributed according to the Limited Liability Company Agreement of the Sponsor.

Except as reported herein, the Sponsor has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4 of Schedule 13D, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Pursuant to certain agreements as further described in Item 6 below, the Sponsor has agreed (A) to vote its shares in favor of any proposed business combination the Issuer seeks shareholder approval of and (B) not to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.

Item 5. Interest in Securities of the Issuer

(a) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,250,000 Class B Ordinary Shares, representing 21.37% of the total of the Issuer’s issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-252419). This amount excludes the 4,400,000 Class A Ordinary Shares underlying the Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial business combination.

The foregoing beneficial ownership percentage is based on a total of 29,250,000 Ordinary Shares currently outstanding, which is the sum of (i) 23,000,000 Class A Ordinary Shares and (ii) 6,250,000 Class B Ordinary Shares held by the Sponsor.

(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,250,000 Class B Ordinary Shares reported in this Schedule 13D.

(c) None of the Reporting Persons has effected any transaction in the Ordinary Shares during the past sixty days, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

On February 17, 2021, in connection with the IPO, the Issuer, the Former Sponsor and certain other securityholders of the Issuer named therein entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides for customary demand and piggy-back registration rights for the Sponsor.

On February 17, 2021, in connection with the IPO, the Issuer and the Former Sponsor entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Former Sponsor agreed to vote any Ordinary Shares held by it in favor of the Issuer’s initial business combination; to facilitate the liquidation and winding up of the Issuer if an initial business combination is not consummated within the time period set forth in the Issuer’s amended and restated memorandum and articles of association; to certain transfer restrictions with respect to the Issuer’s securities; and to certain indemnification obligations of the Former Sponsor.

On May 25, 2022, the Issuer issued a promissory note (the “Note”) to the Former Sponsor in the amount of $400,000, to be used for working capital purposes.

In connection with the Sponsor Transaction, the Former Sponsor assigned to the Sponsor all of its rights and obligations under the Letter Agreement, the Registration Rights Agreement and the Note. As of June 30, 2022, $[318,700] has been drawn down under the Note.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibits
99.1	Joint Filing Agreement, by and among the Sponsor, Quadro IH DMCC, Twelve Seas, Giedrius Pukas and Dimitri Elkin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2022	QUADRO SPONSOR LLC

By Quadro IH DMCC, a Managing Member

	By:	/s/ Giedrius Pukas
	Name:	Giedrius Pukas
	Title:	Authorized Signatory

By Twelve Seas Management Company LLC, a Managing Member

	By:	/s/ Dimitri Elkin
	Name:	Dimitri Elkin
	Title:	Authorized Signatory

QUADRO IH DMCC

	By:	/Giedrius Pukas
	Name:	Giedrius Pukas
	Title:	Authorized Signatory

TWELVE SEAS MANAGEMENT COMPANY LLC

	By:	/s/ Dimitri Elkin
	Name:	Dimitri Elkin
	Title:	Authorized Signatory

/s/ Dimitri Elkin
DIMITRI ELKIN

/s/ Giedrius Pukas
GIEDRIUS PUKAS